Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

SPAC Insider Podcast: Transcript

Corporate Participants:

Nick Clayton - SPAC Insider Podcast

Simon Irish – CEO, Terrestrial Energy

Shawn Matthews - CEO and Chairman, HCM II Acquisition Corp.

The following is a transcript of a SPAC Insider Podcast interview

PRESENTATION

Nick Clayton

Hello and welcome to another SPAC Insider Podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. What many of the biggest trends in emerging technology today have in common is that they require significantly more electricity and reliable means of receiving it efficiently. I'm Nick Clayton, and this week, I speak with Simon Irish, CEO of nuclear plant developer Terrestrial Energy, and Shawn Matthews, CEO and Chairman of HCM II Acquisition Corp. The two announced a $1.3 billion combination in March.

Terrestrial Energy is developing designs for small modular nuclear reactors that produce heat for industrial clients, along with power. Simon explains why he believes this approach is tailor-made for the demands of the times and how he sees the technology scaling. Shawn discusses how the public markets have picked up enthusiasm for nuclear power lately, and how this informed his evaluation of the opportunity with Terrestrial Energy. Take a listen.

So, Simon, nuclear power appears to be having a really big comeback recently, particularly with the fresh demands from power from data centers and the like. So why is nuclear such a better fit for those sorts of deployments?

Simon Irish

I think it's [inaudible] super interesting Nick at this point. Demand is coming from very different direction. Nuclear has a couple of attributes. One is the macro attribution is massively, massively scalable. And secondly, the nuclear energy is able to deliver industrial heat and power, industrial energy from a co-located, near located site that that type of deployment [inaudible] seen before. So, if you are to expand energy supply super aggressively, and if that energy supply is needed to come from a source close to demand, that's pretty much you can only get from nuclear.

Other dimensions of the equation as well, such as energy security at the national level. If you want to not be embargoed, or want to have a secure form of energy supply, it all points to nuclear. If you want for reliable grid, where you have the capability of dispatchable, reliable baseload, it all points nuclear. So, all these factors are coming together, and come together very, very quickly, and driving nuclear forward. It's tremendous, exciting context, what we're doing there.

Nick Clayton

And So, Shawn, with your teams' first SPAC, HCM I, you merged with a hospitality real estate developer, and so what drew you over into nuclear and saw Terrestrial Energy as the opportunity for this second one?

Shawn Matthews

Well, I mean, looking at Terrestrial there's a couple really key distinctions that make it a very, very compelling story, right? You have a management team that's been at it for 13-plus years, with great backgrounds and great understanding of both the financial world and the nuclear world, right? You then have a molten salt offering, which is unique versus some of the competitors out there, and in my opinion, the best technology that's out there.

And as we think about nuclear going forward, you've got this onboarding in the US, right? So, if the Trump administration is right about the amount of onboarding that's going to occur, let's cut that in half. We still need to upgrade our grid in such a significant way, the only place I can think of that it actually works is nuclear, right? I don't think we're going to have more coal plants being created. We're going to try to lengthen some of the coal plants, but the reality is, the average coal plant is 46 years old, right? So, they're on their last stages anyway.

So, if we look at the next several years, what's going to step in? Nuclear has to be the solution that steps in not only in the US, but throughout the globe as well. But if we're just looking at the US, the opportunity set is massive because of all the onshoring that's coming back because of the Trump administration. And our grid has been kind of stagnant for 30, 40, years, right? We need to upgrade it.

Nick Clayton

Yeah. And I think the other really interesting part of the story is not only the way that in which, I think as you mentioned, the demand really suits nuclear, but the nuclear technology has changed so much. I think people are familiar with the vision of what a legacy nuclear plant looks like, in terms of its scale and all of that. But Terrestrial Energy's designs are quite a bit different, and on a number of different levels of it. So, Simon, can you just sort of run through some of those? What is the difference in terms of scale, in terms of cost, and inputs, outputs, all that?

Simon Irish

Yeah, I think it's important to draw distinction between nuclear energy [inaudible] its wonderful characteristics, and nuclear technology, which is how you harness that for productive, commercial purpose. Now, we're harnessing nuclear energy in a very different way. We're using a generation four system, and we've selected that system and designed our reactor to address what we think is the principal problem today, commercial problem for nuclear energy supply, and that is the current machine is unaffordable and cost too much, where as the innovator is looking to solve that problem. And if you solve that problem, you can unleash nuclear energy in a really spectacular way, given the demand that we see in front of us.

But the reason we're able to do that is because we're not using a light water reactor. We're using a molten salt reactor. This technology is almost as old. It was invented many, many decades ago. We know an awful lot about molten salt reactors, and they have three operating characteristics that are super exciting for unleashing nuclear energy. And they are high temperature, thermal energy supply for nuclear systems, low pressure operation and high inherent safety. All those three are really powerful economic virtues. For example, the first one. The first one with high temperature thermal energy supply, your nuclear systems are driving a super-efficient steam turbine.

Our steam turbine is operating 50% more efficiently than the steep steam turbine from light water reactor. That is not industrial marketing. That is typically thermodynamics in fact. Our steam conditions are the same as steam conditions of a coal plant, but we're also looking to replace coal plants. It's a good place to start to have a machine which is equally as efficient economically as the one you're trying to replace. That's a very good place to start. But so through operating characteristics that are very exciting in the context of unleashing nuclear energy, so molten salt reactor, temperature, pressure, inherent safety of powerful economic virtues.

One of the things well I'd mentioned here Nick, and that is modularity. This is a high energy dense nuclear technology, high energy density, a high energy dense reactor. You can do modularity very well indeed. And you want to be small and modular for swift construction. And you want to be small and modular, so you can co-locate your plant next point of industrial demand, petrochemical plants, chemical plants, big data centers and so forth. So that's why, that's where the many, many differentiating characteristics of the technology level, Nick I think that's what that's so exciting today about the nuclear tech sector, is that it is so diverse from a technology perspective. Someone's got the right solution, someone's looking at the right problem. We think we're looking at the right problem, which is affordability and cost, and we think we've got the right solution as well.

Shawn Matthews

And one of the amazing things about Terrestrial is it's high thermal output allows it to have better cost of unit per energy, right? And when we think about fleet scale deployment, and people starting to think about, OK, I just don't want to build one of these, I want to build 10 of these or more, all of a sudden, cost of unit of energy becomes a key component. And that's where terrestrial is really exciting, right? And the opportunity is significant for that.

Nick Clayton

Yeah, I imagine. Although, I mean, just also thinking about the way that you're looking at co-locating these facilities, two adjacent industrial facilities, I assume part of that is because of the way in which the heat is kind of trapped and transferred. What are sort of your distance parameters on that? And how does -- I guess, what's the ideal location for you from that regard?

Simon Irish

You can co-locate, near locating is probably a better adjective way to describe it. Near locating, this is, let's sit within a couple of miles. OK. That type of proximity. You don't want to be on top of your chemical plant. That's probably not a good idea. But the way we're able to -- one feature of our plant which allows us to access that market in a really competitive way, Nick, is because the back end of our plant, all our steam systems, the back end of our plant sits outside the nuclear regulating envelope. And if you want to service a big industrial customer, he has a precise set of requirements, and you meet him where he is with his requirements. So, we can customize the back end of our plant, all those steam systems to give him the right combination of heat and power with additional systems integrated in for reliability. That's very important to data center guys.

We can do all that with a set of steam supply systems outside the nuclear regulator envelope, and you don't have to go back to the NRC and reorg your safety case. That is not the case for legacy technologies. It's very constrained in terms of how it accesses that big stack of nuclear demand going forward. And that's because its systems are part of the whole safety case. You can't change them. You have to have a standard plant, so they'll have the traditional deployment mode on grid. That's fine. They'll probably play a role in that traditional point mode. But the really exciting opportunity is to customize and meet industrial demand where it is, particularly on the heat and power side and also the data center side as well. And that's the opportunity we have and legacy nuclear does not have that opportunity.

Nick Clayton

Yeah. And it's perhaps, also maybe more of, not the ideal, or perhaps kind of, I guess, your kind of signature deployment case, but I've seen mentioned in your materials, the opportunity for also placing Terrestrial Energy plants in essentially in the location or footprint of decommissioned coal plants, and that there might be some incentives for doing that as well. What makes that opportunity particularly interesting?

Simon Irish

Well, A, it's enormous. So, the opportunity to replace all those fast-aging coal plants, big replacement cycle looming for coal in the coal generation space. We think that replacement cycle is a market opportunity of at least 100 gigawatts for us. So that gives us, if our unit size is 400 megawatt electrical, just in that one sector, you have 250 opportunities for a plant over the next couple of decades. But the reason coal plants are super exciting is because our steam turbine is almost the same steam turbine as a coal plant, same steam condition, same efficiency, same economic efficiency, same capital efficiency. So, you've got really good economic argument to say, we are at least as good and probably better include incentives than building a new coal plant.

But also, coal sites, hey, there are a lot of them, but B a coal site has connectivity to the grid that's important for a project. A coal site has a rail spur that's important for swift construction. And a coal site has a community around it that wants to preserve the know the economics of that coal site as an economically productive activity in that global community. And then they would love nuclear. Nuclear comes with incentives. Nuclear is viewed as a long-term growth story. Nuclear will provide many jobs. And so, the coal sector is a big one, and we think our system and our business model is very well suited to pursue it.

Nick Clayton

And speaking of that business model, it appears you are looking to utilize a low CapEx business model for each of these deployments. How does that work? And at what points in the process do you see the highest margin on your end?

Simon Irish

Yeah, we have a low CapEx business model. That is because we want to win the race to fleet deployments. You don't want to win the race. You look around the market, and you say, who can contribute with existing plant capability services, know-how skills. So that means that we do not want to operate, OK? We'll let others own and operate that. But nonetheless, we want to provide very important pieces to the project. During construction, it's our design. We will be playing important, but minority role in construction. But once you've built it, you have this sort of classic construction for a nuclear developer.

Once the plants being built, it's regulated for your technology. We'll be supplying the final fuel form for 56 years of the plant life, and we'll be supplying also a key component every seven years, which is this replaceable reactor component called the IMSR core unit. We'd be supplying our own M [ph] services too. That is long dated repeat business that goes on for decades. From a commercial perspective, that's defendable, margin, repeatable, very high value. But when you have that type of revenue profile in your business model, it's not atypical at all for what you see in the nuclear industry today. So that's how we are approaching the objective of winning the race to fleet deployment in the next decade.

Shawn Matthews

And one of the nice things that Simon did years ago, right, 10 years ago, he started to think about fleet deployment. So, building out a consortium behind him will allow him to scale to that fleet deployment level, as opposed to having the roadblocks that are in place for others because they haven't thought those thoughts. So, all the years building out that supply chain really come into play as now we've gone from people thinking about building these plants, to people wanting to aggressively build these plants.

Nick Clayton

Yeah. And just looking at, given that you have such a long tail on each of these projects where they are generating revenue for you, is there a particular scale that you are sort of targeting is like this is where the economics become kind of next level more interesting, if it's with 10 projects deployed, or an X amount of reactors, or does there come a point where there really is sort of a gear shift into a lot more generation for you?

Simon Irish

I think it starts with first public [ph], because with those three operating characteristics of temperature, pressure, inherent safety, and also the ability to be small and modular, your first plant is going to be, from the get-go, better. That steam turbine is going to be 50% more efficient. So, you're starting at that price point. Then what you have immediately in front of you as you move forward with the next 10 projects, you have very accessible synergies at the project level.

When you start having your project team and your construction team working on multiple sites sequentially, OK, you build in some really rapid learning curve effects. What we know exists, but it's actually quite difficult to model at this point in time for anyone in the sector. And this is a classically capacity industrial problem with your supply chain. It's not just nuclear side. Is that what will the cost look like, will we start moving towards 20, 30, 40. 50, 60 plants. Remember that coal sector, that's 250 just -- so what economies will you have --

Shawn Matthews

That's just in the US, Simon, right? That's only in the US as well.

Simon Irish

Just in the US. Yeah, just the US. Nick, just to another sort of thought on scale here, and we're not looking for one, two, three, four, those involved in the company are looking at it as something that's strategic for just in the US, 20, 40, 60, 80, and so forth. So just look at the demand side in the US, a lot of comments on tripling nuclear, even quadrupling nuclear, just in the US by mid-century. And that is from the policy side, saying the is sitting guys strategically. It is so important for economic growth that the supply guys step up the mark and deliver on this tripling, quadrupling requirement.

But when you put numbers behind tripling and quadrupling, what you have is you actually put -- you start construction, shovel in the ground on your first plant in January 2030. OK. Let's say. It's not that far away, actually. I mean, that's four and a half years away. So, four and a half years, you actually bring the heavy bring the heavy equipment in there, and you start construction. You would be, to actually meet tripling, just in the United States, you would have to either be announcing, every single month one new big conventional Nuke, or every single month, announcing four of our plants, construction, starting construction, four of our plants.

That is what this demand that we're seeing in front of us means on the supply side. So, what's happening now is totally secular. OK. This is a moment in time, OK, when change is super abrupt, and it's really what's starting now is only -- it really is only just the start of a development in the nuclear sector which is going to stretch forward decades, in my opinion.

Nick Clayton

Yeah. And so where are you in that timeline yourself, in terms of moving through the regulatory agencies and getting to the point where you'd be looking at first groundbreaking, first plant and operation?

Simon Irish

Well, if you aggressively want to commercialize your nuclear technology, you're doing two things, and you're doing it really early. Firstly, you're engaging with a regulator, OK? That is unavoidable. OK. Without regulatory clearance, you cannot operate anything commercially. They will not allow you to turn it on. Secondly, you engage very early with your supply chain, and we've been doing both. So, we have -- our product is the integral molten salt reactor plant, that plant has really been taken to regulator. The Canadian regulator, the Canadian Nuclear Safety Commission, spent five years reviewing that from front to back, OK, construction, operation, decommissioning. And that has given us tremendous visibility on what the location [ph] requirements are for our plant, our molten salt reactor plant, and tremendous confidence too.

Because a Canadian regulator came back in beginning of 2023 and said, no fundamental barriers to licensing. That is so important for us, and everyone involved in our project, suppliers, those involved in our projects to build the first couple of plants. That's so important for us commercially, because that gives tremendous visibility on the ability to secure, at the end of the day, commercial license to operate these plants. You know, that's where we are in terms of pushing the pushing the program forward.

I'll just return to Shawn [inaudible] and then the transaction that the two of us are looking to complete super quickly. This transaction sits within a strategy of accelerating the growth the company, and accelerating the growth of the company time when you're guessing, all those demand signals to accelerate, for us as a supplier, to step up to the mark and move forward super fast to develop this plant.

Nick Clayton

Yeah, and a question, sort of for both of you, moving over to the transaction, is just what were sort of the, I guess, the key signs for you both internally, deciding that now was the right time to bring the company public? And similarly, Shawn, what were some of the key attributes that you saw as being -- this company being at that inflection point?

Shawn Matthews

Well, certainly from my perspective, I looked at the sector. I thought the sector was amazing. And then once you get there, you have to look at the management team, and then the offering, what sort of technology they have. And Terrestrial checked all the boxes, right? So, it's one of those rare occurrences where right place, right time, right people, right product, and we're seeing it play out right now. So, there are a few public entities that are out there. Their stocks have clearly gone up substantially in the last six months or so. And Terrestrial is going to be an offering that I believe will be a significant player in the space, garnish market share.

So, it was really an interesting time, interesting place, take advantage of the opportunity. We were looking for a nuclear company because we came up with the conclusion that we think this is the right play. And we happened to meet Simon through a friend of a friend, which just was perfect timing. So, I think we're excited about the offering, we're excited about the valuation curve. We think the opportunity that's out there, and we're looking at the growth trajectory of the space is not understood yet, but it may be bigger than we all think, right? So, I know it's big, but it could even be bigger than what I think, right? So that's the really fun and interesting part of this trend.

Nick Clayton

Yeah, and also just on the SPAC-centric side of this, I mean, having – where we at SPAC Insider, we're watching all of the deals that have been taking place as the market has ebbed and flowed a little bit over the last few years. And it was interesting. There were some nuclear companies that announced SPAC deals, and those deals ultimately did not go through at a time when the market was a little more difficult for all technology companies. And looking at, as you mentioned, how well the nuclear de-SPACs are trading now, several times their SPAC transaction valuation, I wonder if some of those companies wish they had actually stuck with their deals.

But just given, given all that and given now all these data points that are on your side of the table there, Shawn, how are you kind of going about the valuation of Terrestrial Energy, given the universe of comparable players, how they're trading with, sort of the metrics that Terrestrial Energy has on its end? And what are, sort of I guess, some of the key points you think investors should pay attention to in that?

Shawn Matthews

Yeah, well, look, the uniqueness of the space, you're still -- I mean, when we first started having this conversation, we were probably six years away from something getting in the ground, or five years away. That's actually compressed down, right? So, as we think about the space now, with the regulatory environment changing, we still don't know what that's going to be. We just know it's going to be less based on what the administration has said, you pull forward the opportunities for these companies. And you know, one of the nice things and having conversations with Simon, having bid on both the finance side and the nuclear side, is the understanding that the trajectory of the company matters. And coming out of the gate trading well, having the ability to continue to rise and take advantage of opportunities was a key component.

So, we went out and raised, and I think we were the first one in several years, to raise a pipe at $10 per share, right? That was with third-party money, institutional money that came in, which hadn't been seen in years, right? So, the validation came from the marketplace as well, that they felt our pricing was correct, and they wanted to come along for the ride as well. So, we think our institutional sponsorship is going to be very strong. It's interesting in this space, there's probably less retail sponsorship in the beginning because there's not a lot of understanding of this space, but we think that'll change aggressively, right? So, we think that certainly institutions will be large owners of our stock, and we think that retail will come in as the story continues to get out. So, we're excited about the future.

Nick Clayton

Great. And as you mentioned, it has been a difficult pipe market for many of years, and now, as things seem to be improving, and you were able to include this $50 million pipe, I guess my question is, what are Terrestrial Energy's capital needs over the next few years? And do you see yourself as you go through this road trip process, adding any additional financing before close? Or are you interested in -- how you plan on approaching that moving forward?

Shawn Matthews

Well, short-term, we think that the based on where our stock is trading, where our warrants are trading, we feel that most of the money is going to stay in trust, right? So that's going to be a really good benefit. Again, that reassurance, getting the pipe done at the same level is really exciting news, and I think it should give people a lot of confidence that we are priced correctly. And I think the market continues to tell us that, right? So, as we look at our warrants, they've been trading above $2 for months and months and months. Our stock has been trading above 11 for months and months and months as well. So, we think that those two things are real assurances, that the market believes that this opportunity is not good only in the long run, but the short run as well.

Simon Irish

And they can, in terms of the long run, this transaction on pro forma basis will put about $300 million on our balance sheet, I think, sort of $280 million on a gross basis, actually. That capital will give us the financial means to aggressively [inaudible] the strategic objective to aggressively accelerate our program. And over the next 24 to 36 months, and we'll be reporting on some important developments on the regulatory front, the supply chain front. And also, with projects as well, this is a race of fleet deployments, and we're reporting on the development with projects. A particular project we have at Texas A&M. That's one we can talk publicly about. It's a very interesting project, potentially very strategic to the company.

Texas is looking to take a leading position at a state level. It wants to turn Texas into the destination state for nuclear tech and nuclear technology, and that was driven by initiative from the governor's office probably about two years ago. I think they've done a very good job in achieving that objective. Legislation has been recently passed for about $350 million. That's the first step as a seminal bit of legislation in Texas to support the nuclear sector in Texas. And we're partnered with the leading nuclear engineering school. Nationally, Texas A&M has got the principal nuclear engineering school in the country. We partner with them to construct and commission an operating IMSR plant on their RELLIS campus. This is a commercial plant on their RELLIS campus. So that's a project we will be able to talk about further in due course.

Shawn Matthews

And I think that it's such a spectacular deal because as we think about the leading universities in the country, Texas A&M is probably at the top of the nuclear field, so the ability to get, one, chosen by them, so that means the technology gets validation, but two, being able to use their resources as time goes along as well, including being able to capture some of their Human Capital, which is a key component, it's another supply chain in this space. So, Simon's always thinking about supply chains and the opportunity there. So, it really ties everything together, where you have the leading nuclear school in the country choosing terrestrial and wanting to build on their campus, really is a validation in a lot of different ways, right? So again, this is not about the short run. This is about who is going to win the race to fleet scale deployment. That's just another validation of my mind, that terrestrial has clear edge in this space.

Nick Clayton

Great. And just as the technology side of this continues to develop and I mean, that is one interesting side of this, being connected to a research institution like that, and be growing your future employees, as well as I'm sure coming up with innovations there. Just what are some of the things that excite you about some of the next balance you can push with the technology that you've been developing all this time?

Simon Irish

Yeah. I think what's super exciting on the innovation front here is how you deploy it, what you can do with our steam systems, how you can integrate other energy systems into it to deliver a higher value product to an end user. This is the rationale behind our MOU partnership with Ameresco. Ameresco is a project developer. They have a lot of experience in systems integration and delivering a customized end product for maximum commercial value, because the back end of our nuclear plant, those steam systems sits outside that regulatory envelope, Nick, that I described earlier. Having a partner such as Ameresco to customize those systems in a way which is most attractive for, let's say, a data center operator. A key requirement for a data center operator is reliability, depending on the nature of that data center.

How do you achieve that reliability? You have to do it at a system level, because no one supply energy supply source is going to be reliable enough. So, at a system level, you have to integrate other systems, batteries, thermal storage, grid and so forth, maybe even natural gas. You integrate those systems in to delivering the reliable product, the product that the end user needs. And that's for data centers, many data center operators, it's reliability, cost as well. I don't think one should ever get too far away from one's excitement about all the other opportunities in the nuclear space.

At the end of the day, it's about a cost competitive energy product, and that goes back to those three key requirements. If you want to be cost competitive the nuclear space, high temperature, thermal energy supply, that super-efficient steam turbine. Low pressure operation makes your engineering environment so much easier. And thirdly, high inherent safety. High inherent safety is the safety of the system itself, rather than safety associated with a load of active safety systems that you have to build around it. That just stacks cost on the problem and you don't want to be doing that. Inherent safety allows you to unstack all those active safety system costs.

Shawn Matthews

And this is why, Simon, he's a unicorn in the space, because he has the finance side as well as the nuclear side, which makes him incredibly unique in the space, right? And you want that from a management perspective, because these are long duration assets, right? And these are long projects, so understanding the finance side is a key component to this, as well.

About Terrestrial Energy

Terrestrial Energy is a developer of Generation IV nuclear plants that use its proprietary Integral Molten Salt Reactor (IMSR). The IMSR captures the full transformative operating benefits of molten salt reactor technology in a plant design that represents true innovation in cost reduction, versatility and functionality of nuclear energy supply. IMSR plants are designed to be small and modular for distributed supply of zero-carbon, reliable, dispatchable, low-cost, high-temperature industrial heat and electricity, and for a dual-use energy role relevant to many industrial applications, such as chemical synthesis and data center operation. In so doing, they extend the application of nuclear energy far beyond electric power markets. Their deployment will support the rapid global decarbonization of the primary energy system across a broad spectrum and increase its sustainability. Terrestrial Energy uses an innovative plant design together with proven and demonstrated molten salt reactor technology and standard nuclear fuel for a nuclear plant with a unique set of operating characteristics and compelling commercial potential. Terrestrial Energy is engaged with regulators, suppliers and industrial partners to build, license and commission the first IMSR plants in the early 2030s.

On March 26, 2025, Terrestrial Energy and HCM II Acquisition Corp. (Nasdaq: HOND) announced that they have entered into a definitive Business Combination Agreement for a business combination (the “Business Combination”) that would result in the combined Company (Terrestrial Energy) to be listed on the Nasdaq Stock Market under the ticker symbol “IMSR”.

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Important Information for HCM II Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, HCM II and Terrestrial Energy have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus of HCM II relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of HCM II to be distributed to holders of HCM II’s capital shares in connection with HCM II’s solicitation of proxies for vote by HCM II’s shareholders with respect to the Business Combination and other matters described in the Registration Statement HCM II and Terrestrial Energy also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of HCM II and Terrestrial Energy. INVESTORS OF HCM II AND TERRESTRIAL ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HCM II and Terrestrial Energy once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by HCM II may be obtained free of charge from HCM II’s website at https://hcmacquisition.com/ or by written request to HCM II at 100 First Stamford Place, Suite 330 Stamford, CT 06902.

Participants in the Solicitation

HCM II and Company, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of HCM II is set forth in HCM II’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on HCM II and the Company. There can be no assurance that future developments affecting HCM II and the Company will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is actually delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one more or these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of HCM II to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by HCM II shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in the Form S-4, that certain prospectus of HCM II dated August 15, 2024, and the HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or Company presently know, or that HCM II or Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of HCM II, the Company, any placement agent nor any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. HCM II, the Company and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither HCM II nor the Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

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